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              [CHINA EASTERN AIRLINES CORPORATION LIMITED LETTERHEAD]








                                                               November 28, 2006


Mr. David R. Humphrey
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
United States of America



RE:  CHINA EASTERN AIRLINES CORPORATION LIMITED
     Form 20-F for the fiscal year ended December 31, 2005
     Filed July 7, 2006, File No. 001-14550



Dear Mr. Humphrey:

     This is in response to the Staff's comment letter dated October 30, 2006, relating to the annual report on Form 20-F of China Eastern Airlines Corporation Limited (the "Company") for the fiscal year ended December 31, 2005 (the "2005 Form 20-F").

     We will submit a copy of this letter as "correspondence" via EDGAR. For the Staff's comments which may require revised disclosure, we propose to include the revised disclosure in our annual report on Form 20-F for the fiscal year ending December 31, 2006 (the "2006 Form 20-F"). The revised disclosure in the 2006 Form 20-F will reflect facts, data and conditions as of the respective dates as will be required or otherwise described in the 2006 Form 20-F. We do not propose to amend the 2005 Form 20-F.

     For your convenience, we have included your comments in this response letter in italicized form and keyed our response accordingly. Our responses to the comments are as follows. The page number references in our responses are to the 2005 Form 20-F.

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Mr. David R. Humphrey
Page 2


OPERATING AND FINANCIAL REVIEW AND PROSPECTS, PAGE 34

CRITICAL ACCOUNTING POLICIES: MAINTENANCE AND OVERHAUL COSTS, PAGE 45
AND
NOTE 2(G) MAINTENANCE AND OVERHAUL COSTS, PAGE F-18


1. We note your policy with respect to aircraft and engines under operating leases and that you have the responsibility to fulfill certain return conditions under relevant leases (i.e., required major overhauls on a regular basis). We note you appear to be accruing these costs in advance based on the disclosure that "the present value of estimated costs of major overhauls for aircraft and engines under operating leases are provided at each balance sheet date." For U.S. GAAP, the accrual method of accounting for most maintenance and overhaul costs is not permitted. Tell us how you have reflected this difference in the U.S. GAAP reconciliation note to your IFRS GAAP financial statements. Also, on page 33 you state that the operating leases are customarily cancelable by the lessee on short notice and without major penalty. Please tell us why accrual for future overhaul costs is appropriate given the cancelable nature of your leases.

     Response:

     For the three years ended December 31, 2005, the Company applied the accrual method under the existing guidance provided by the AICPA Industry Audit Guide, Audits of Airlines (the "Airline Guide"), to account for its unavoidable contractual obligations for major overhauls for aircraft under operating leases. Paragraph 3.73 of the Airline Guide describes the accrual method. The Company is aware that FASB Staff Position No. AUG AIR-1, Accounting for Planned Major Maintenance Activities (the "FSP"), was issued by the Financial Accounting Standards Board (the "FASB") in September 2006, which prohibits the use of the accrual method of accounting for planned major maintenance activities beginning January 1, 2007. However, the FSP did not amend Leased Aircraft, paragraphs 3.66 and 3.67, of the existing Airline Guide, and the Company believes planned major maintenance activities for aircraft under operating leases are not within the scope of the FSP. Accordingly, the Company will continue to accrue for its contractual obligations for major overhauls for aircraft under operating leases based on historical overhaul costs and actual flying hours.

     Under the International Financial Reporting Standards ("IFRS"), the Company accrues for overhaul costs based on the requirements of International Accounting Standard ("IAS") 37, Provisions, Contingent Liabilities and Contingent Assets. IAS 37 requires provisions to be recognized when an enterprise has a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Company cannot terminate the operating leases before the end of their contractual terms without significant penalties, and it has present unavoidable contractual obligations to complete major overhauls on a regular basis under the lease agreements. Consequently,

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Mr. David R. Humphrey
Page 3


since the recognition criteria for making a provision under IAS 37 are met, provisions for major overhaul costs under operating leases are made at each balance sheet date.

     Given that the accrual method of accounting is applied under IFRS and U.S. generally accepted accounting principles ("GAAP") to account for the Company's contractual major overhauls obligations for aircraft under operating leases, there was no GAAP difference reflected in the U.S. GAAP reconciliation note to the Company's consolidated financial statements included in the 2005 Form 20-F.

     The Company notes the Staff's comment on page 33 and will delete the following sentence from the 2006 Form 20-F, "Item 4. Information on the Company--Description of Property": "Operating leases, however, are customarily cancelable by the lessee on short notice and without major penalty." This sentence was inadvertently included under Item 4 in the 2005 Form 20-F due to a clerical error. The Company has not customarily terminated operating leases early and, as stated above, these leases can not be terminated early without significant penalties.

2. Further, for U.S. GAAP, the return condition as pertaining to major overhauls, the lease return costs should be accounted for in a manner similar to the accounting for contingent rent, that is, recognized over the remaining life of the lease in accordance with EITF Issue 98-9, "Accounting for Contingent Rent." The objective is to recognize the expense for lease return costs as the related aircraft hours accumulate, beginning when it is probable that such costs will be incurred and they can be estimated. We believe these costs become probable and the amount can be estimated only near the end of the lease term (that is, after the aircraft has completed its last maintenance cycle prior to being returned). Please advise how your policy complies with U.S. GAAP, or provide an adjustment in the U.S. GAAP reconciliation footnote.

     Response:

     As stated in its response to Comment 1 above, the Company accrues periodic overhaul costs based on historical overhaul costs and the actual flying hours for the Company's aircraft under operating leases. For other lease return costs, including, for example, removal of exterior markings, cleaning, resealing, refinishing, preparation and priming of the surfaces, the Company currently recognizes such return costs for aircraft under operating leases separate from the cost of major overhauls, when such return costs are incurred. These return costs have not historically been material to the Company's consolidated financial statements.

     The Company notes the tentative conclusion reached in recent discussions of the AICPA Accounting Standards Executive Committee to account for lease return costs in accordance with Emerging Issues Task Force ("EITF") Issue No. 98-9, Accounting for Contingent Rent. The Company agrees with the Staff's comment that any costs to repair aircraft after the last overhaul cycles are completed and prior to the return of the aircraft

Mr. David R. Humphrey
Page 4


can not be reliably estimated until the aircraft are near the end of the lease terms. The Company will continue to monitor the return costs incurred and accrue for such return costs when they become estimable, to the extent material, in accordance with EITF Issue No. 98-9.

3. It appears you apply two different methods of accounting for maintenance costs, depending on whether the aircraft is leased or owned. Please tell us why you believe this is appropriate under IFRS and U.S. GAAP.

     Response:

     As stated in the Company's response to Comment 1 above, the accrual method was adopted for aircraft under operating leases under IAS 37 as performance of major overhauls represents unavoidable contractual obligations under the terms of the lease agreements. The Company cannot terminate these operating leases before the end of their contractual lease terms without significant penalties.

     Prior to its adoption of revised IAS 16, Property, Plant and Equipment, the Company expensed the overhaul costs for owned aircraft, including aircraft under finance leases, because such costs are dependent on the Company's future actions and are not present unavoidable obligations. Since the Company's adoption of revised IAS 16 in 2005, the full component approach has been applied to the Company's owned aircraft. Under this approach, regular major overhaul costs are recognised as a separate component in the carrying amount of the property, plant and equipment.

     Therefore, because of the requirements under different IFRS accounting standards, different methods of accounting for major overhauls were applied to aircraft owned by the Company (including those held under finance leases) and aircraft under operating leases.

     Under U.S. GAAP, both the built-in overhaul method (paragraph 3.71 of the Airline Guide) and the accrual method (paragraph 3.73 of the Airline Guide) are currently permitted. The built-in overhaul method is the same as the full component approach as defined under the revised IAS 16. The Company adopted the same accounting methods under both IFRS and U.S. GAAP in an effort to provide more meaningful and comprehensible financial information to investors.

FINANCIAL STATEMENTS

NOTE 43. SIGNIFICANT DIFFERENCES BETWEEN IFRS AND U.S. GAAP, PAGE F-71

(D) RETROACTIVE APPLICATION OF THE NEW OVERHAUL ACCOUNTING POLICY ADOPTED IN 2005, PAGE F-73

4. Clarify, if true, that for U.S. GAAP in years prior to fiscal 2005, you had previously expenses these costs as incurred, similar to IAS 16, and that for U.S.


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Mr. David R. Humphrey
Page 5


     GAAP, the change in accounting policy in fiscal 2005 represented a change from one acceptable method to another acceptable method.

     Response:

     The Company confirms that prior to 2005, it had previously expensed major overhaul costs for owned aircraft and aircraft under finance leases under U.S. GAAP.

     Under IFRS, the Company adopted the revised IAS 16 in 2005 and, at that time, changed its accounting policy for major overhaul costs from the direct expensing method to the full component approach for owned aircraft and aircraft under finance leases.

     Both the direct expensing method and the built-in overhaul method are acceptable methods to account for major overhaul costs as stated in the Airline Guide. The Company adopted the built-in overhaul method in 2005 for purposes of the Company's U.S. GAAP reporting because (1) the built-in overhaul method presents a more precise estimate of depreciation and (2) applying similar policies under IFRS and U.S. GAAP, to the extent permitted under the relevant accounting rules, helps provide more meaningful and comprehensible financial information to investors.

     The GAAP difference reported in 2005 related to the different accounting requirements to reflect the cumulative effect of the change in accounting policy under IFRS and U.S. GAAP. The Company notes that under IFRS, a change in accounting policy is accounted for retrospectively, while under U.S. GAAP, prior to the Company's adoption of Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections, the effect of a change in accounting policy is recognized in the period of the change by including the cumulative effect of such change as part of net income.

                              *     *     *

     In connection with responding to the Staff's comments, the Company hereby acknowledges that

     - the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

     - the Staff's comments or changes to disclosure in response to the Staff's comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Company's filings; and

     - the Company may not assert the Staff's comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Mr. David R. Humphrey
Page 6


     Should you have any questions or wish to discuss the foregoing, please contact Nian Zhou (Legal Affairs, Office of the Secretary of the Board of Directors) at 86-21-5113-0922.


                                             Sincerely,

                                             /s/ Luo Weide
                                             --------------------------------
                                             LUO Weide
                                             Chief Financial Officer


cc:  Lyn F. Shenk
     Beverly A. Singleton
     (Securities and Exchange Commission)

     Nian Zhou
     (China Eastern Airlines Corporation Limited)

     Jack Li
     Frederick Mang
     (PricewaterhouseCoopers)

     Chun Wei
     Xiaodong Yi
     Liu Fang
     (Sullivan & Cromwell LLP)